UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (“Xylo” or the “Company”) announces that the Israeli tax ruling (the “Tax Ruling”) required for closing of its previously announced scheme of arrangement, whereby L.I.A. Pure Capital Ltd. will acquire all issued and outstanding share capital of the Company (the “Arrangement”), has been obtained, and closing procedures for the Arrangement have been initiated. On August 22, 2025, the Company’s American Depositary Shares (“ADSs”) will be de-listed from Nasdaq and the Company will terminate its SEC registration.

From August 22, 2025, holders of ADSs (“Company ADSs”) each representing 40 ordinary shares of the Company, will be entitled to receive cash consideration of USD5.25 per ADS, subject to applicable withholding taxes. Holders are generally subject to Israeli withholding tax a rate of up to 25%. In order to receive the cash consideration without Israeli withholding tax, non-Israeli ADS holders will be required to submit documentation as set forth in the Tax Ruling, which may include a copy of their non-Israeli passport, tax declaration forms, a formal residency certificate, or a withholding tax exemption certificate, as applicable and depending on each holder’s status and the amount of consideration payable to each holder, to Computershare, Inc., or one of its affiliates (“Computershare”). Information regarding the tax arrangement and the documentation required to be submitted will be provided to the holders by Computershare. After receipt of the Israeli sub-paying agent’s approval, Computershare will arrange for payment of the cash consideration to ADS holders net of the appropriate withholding tax (if any). ADS holders will have a minimum of approximately six months to submit the required documentation. The deadline to submit the required documentation may be extended.

After expiration of the period to submit the required documentation, all remaining ADSs will be exchanged on a mandatory basis for the cash consideration, net of Israeli withholding tax.

The Bank of New York Mellon (“BNY”), as depositary, will send a separate notice to holders of Xylo ADSs that the deposit agreement among Xylo, BNY and holders of Xylo ADSs will terminate on the earlier of 30 days after the date of that notice or the date on which there are no outstanding Xylo ADSs.

BNY will close its books for all issuances and cancellations after close of business August 21, 2025.

Forward Looking Statements

This Report of Foreign Private Issuer contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K.

The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: August 11, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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